CORAL GOLD RESOURCES LTD.
400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

July 12, 2006
Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

Coral Gold Announces Encouraging Drill Results and a new President

Coral Gold Resources Ltd. (the “Company”) has provided the results from holes CR06-10, CR06-13, CR06-14, and CR06-15, which are part of the current drill program at the company’s Robertson property on the Battle Mountain-Cortez-Eureka gold trend Nevada, United States.

Bob McCusker, a qualified person under National Instrument 43-101, reports as follows:

Holes CR06-10 and CR06-13 were drilled along the northwest side of the 39A zone in order to delineate the margin of the zone.

Holes CR06-14 and 15 were drilled in the southern part of the 39A zone along the east margin of the zone (as defined to date). They indicate hole CR06-14 (65ft/0.067 oz Au/t) and hole CR06-15 (35ft/0.082 oz Au/t) that mineralization remains open for further expansion to the east.

The principal intersections of gold mineralization were calculated using a cut-off grade of 0.015 ounce per ton Au (except where indicated) to calculate the average grade and thickness of the gold-bearing zones as follows:

Hole No.	From (ft)	To (ft)	Thickness (ft)	Gold Grade oz/ton
CR06-10	405	450	45	0.043
	520	535	15	0.027
	605	620	15	0.053

CR06-13	90	125	35*	0.025
	300	365	65	0.022
	395	420	25	0.028
	485	520	35	0.032
	595	640	45	0.034

CR06-14	105	115	10	0.075
	565	630	65	0.067

CR06-15	630	650	20	0.041
	665	700 (TD)	35	0.082

*Oxide mineralization; grade/thickness calculated using 0.01 oz Au/t cutoff grade.

Because of the flat-lying nature of mineralization, the intersections cited above are thought to represent true thickness.

The samples were fire assayed at ALS Chemex Lab, Sparks, Nevada.

This report was prepared by Chris J. Sampson, P. Eng., Director and V.P. Explorations, Coral Gold Resources Ltd., a qualified person for National Instrument 43-101.

The Company is also pleased to announce that following the Company’s Annual General & Special Meeting held on July 11, 2006, Mr. Louis Wolfin, founder of Coral Gold has been appointed as President of the Company. Mr. Wolfin brings many years of experience to the office of President, a position he has held in the past with great success. Mr. Matt Wayrynen, former President, has been appointed as Vice President of the Company.

Coral has been exploring a portfolio of strategically located claim blocks along the Battle Mountain-Eureka/Cortez gold trend in north-central Nevada. These properties are situated in the active Crescent Valley region, adjoining the large Cortez (Pipeline) gold mine.

On behalf of the Board of Directors
of Coral Gold Resources Ltd.

“Lloyd Andrews”
Lloyd Andrews,
Chairman

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.